Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
As Restated

$ in millions	Year ended December 31
	2017	2016	2015	2014	2013
	As Restated	As Restated
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,988	$767	$1,735	$1,216	$1,177
Plus:
Fixed charges exclusive of capitalized interest	200	215	210	278	280
Amortization of capitalized interest	6	5	5	5	4
Adjustments for equity affiliates	8	7	73	5	1
Total	$2,202	$994	$2,023	$1,504	$1,462

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$105	$125	$125	$187	$196
Rentals - portion representative of interest	95	90	85	91	84
Fixed charges exclusive of capitalized interest	$200	$215	$210	$278	$280
Capitalized interest	7	8	9	16	10
Total	$207	$223	$219	$294	$290

Ratio of earnings to fixed charges	10.6	4.5	9.2	5.1	5.0

The financial information for the years ended December 31, 2017 and 2016 and as of December 31, 2017 and 2016 has been derived from our restated consolidated financial statements. The financial information has been restated for the matters described in Note 2, "Restatement of Previously Reported Consolidated Annual Financial Statements" included in Item 8 of this Form 10-K/A.

The financial information of all prior periods has been reclassified to reflect discontinued operations.